 Exhibit (a)(1)(f)

Addendum to Offer to Purchase dated August 26, 2016

Updated as of September 13, 2016

The Offer to Purchase (“Offer to Purchase”) attached to the Schedule TO (“Schedule TO”) of Marine Products Corporation (the “Company”) filed on August 26, 2016, is amended as indicated below. Except as expressly set forth herein, this Amendment does not reflect events occurring after the date of the Schedule TO or modify or update any of the other disclosures contained therein in any way other than as required to reflect the amendments discussed below.

2.	Purpose of the Offer; Certain Effects of the Offer

Section 2 is amended to add the following:

Based on our records and information provided to us by our affiliates, directors and executive officers, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, have any plans related to the events discussed on p. 14 of the Offer to Purchase.

9.	Source and Amount of Funds

Section 9 is amended to read as follows:

We will use cash flow from operations and funds from selling our marketable securities to fund the purchase of the shares tendered in the Offer and to pay fees and expenses related to the Offer. Assuming that the Offer is fully subscribed for 3,200,000 shares, we expect the aggregate purchase price for the shares, together with all related fees and expenses, to be approximately $29.1 million ($31.8 million if the Offer is increased to 3,500,000 shares). For the second quarter of 2016, we had positive cash flow from operations of approximately $10.8 million. As of June 30, 2016 we held highly liquid short-term and long-term marketable securities with an aggregate market value of $47.4 million. We do not have an alternative plan for financing the tender offer due to the sufficiency of funds that will be available from the sale of such marketable securities. The Offer is not conditioned upon financing, although the Offer is subject to certain conditions. See Section 7.

11.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares

Section 11 is amended to add the following:

Listed below are the names and addresses of the Officers, Directors and holders of more than 5% of the common stock of the Company:

R. Randall Rollins

Chairman of the Board

2170 Piedmont Road, NE

Atlanta, Georgia 30324

Gary W. Rollins

Vice Chairman and Chief Executive Officer, Rollins, Inc.

2170 Piedmont Road, NE

Atlanta, Georgia 30324

Gamco Investors, Inc.

One Corporate Center

Rye, NY 10580

Richard A. Hubbell

President and Chief Executive Officer

2801 Buford Highway NE, Suite 520

Atlanta, Georgia 30329

Ben M. Palmer

Vice President, Chief Financial Officer and Treasurer

2801 Buford Highway NE, Suite 520

Atlanta, Georgia 30329

Linda H. Graham

Vice President and Secretary

2170 Piedmont Road, NE

Atlanta, Georgia 30324

Bill J. Dismuke

Director

2170 Piedmont Road, NE

Atlanta, Georgia 30324

Larry Prince

Director

2170 Piedmont Road, NE

Atlanta, Georgia 30324

Henry Tippie

Director

2170 Piedmont Road, NE

Atlanta, Georgia 30324

James B. Williams

Director

2170 Piedmont Road, NE

Atlanta, Georgia 30324